

Mail Stop 3030

December 8, 2016

Via E-mail
George Laplante
Chief Financial Officer
Ambarella, Inc.
3101 Jay Street
Santa Clara, California 95054

>   **Re:**   **Ambarella, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2016**
>   **Filed March 25, 2016**
>   **File No. 001-35667**

Dear Mr. Laplante:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/Brian Cascio
>
>   Brian Cascio
>   Accounting Branch Chief
>   Office of Electronics and Machinery